Exhibit (a)(10)

PRESS RELEASE FOR IMMEDIATE RELEASE

Contact: Dale W. Christensen Micro General Corporation (949) 622-4986 dchristensen@microgeneral.com

MICRO GENERAL CORPORATION ANNOUNCES ITS RECOMMENDATION OF TENDER OFFER FROM
FIDELITY NATIONAL INFORMATION SOLUTIONS

     SANTA ANA, Calif., June 13, 2002 — Micro General Corporation (NASDAQ: MGEN), the leading provider of production and workflow software systems to the title and real estate industries, today announced its formal recommendation to its stockholders of the tender offer made to MGEN’s stockholders by Fidelity National Information Solutions, Inc. (NASDAQ: FNIS) by filing a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission on June 12, 2002.

     The complete terms and conditions of the offer are set forth in the Offer to Exchange, dated May 30, 2002, a copy of which may be obtained by contacting the information agent, Morrow & Co., Inc., at 800-607-0088. Pursuant to FNIS’s Offer to Exchange, each share of MGEN common stock will be exchanged for 0.696 shares of FNIS common stock. The tender offer is scheduled to expire at 5:00 p.m., New York City time, on Friday, June 28, 2002, unless extended, and expected to be followed by a merger in which MGEN will become a wholly owned subsidiary of FNIS.

     The MGEN Board of Directors, upon the recommendation of a special committee consisting of two outside directors established to evaluate any proposal made by FNIS, determined that the offer was fair to MGEN’s public stockholders and recommends that the MGEN stockholders accept FNIS’s offer and tender their shares of MGEN common stock in exchange for FNIS common stock.

About Micro General Corporation:

     Micro General Corporation (NASDAQ: MGEN) is a leading provider of production and workflow software systems to the real estate title and escrow industries. MGEN’s additional competencies include managed application services, application development and integration, network, data and infrastructure management and IT outsourcing. MGEN and its operating subsidiaries employ more than 700 individuals nationwide, primarily in technical positions. To learn more about MGEN, please visit www.microgeneral.com.

Where to find more information:

     On May 30, 2002, FNIS filed a Registration Statement on Form S-4 and a Schedule TO with the Securities and Exchange Commission. A Prospectus, which is part of the Registration Statement on Form S-4 and related exchange offer materials, including a letter of transmittal, have been mailed to stockholders of MGEN. The Solicitation/Recommendation Statement on Schedule 14D-9 is currently being mailed to stockholders. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders are able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may be also be obtained by contacting the information agent, Morrow & Co., Inc., at 800-607-0088.

This press release contains statements related to future events and expectations and, as such, constitutes forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of MGEN to be different from those expressed or implied above. MGEN expressly disclaims any duty to update or revise forward-looking statements. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, the effect of governmental regulations, the economy, competition and other risks detailed from time to time in the “Management Discussion and Analysis” section of MGEN’s Form 10-K and other reports and filings with the Securities and Exchange Commission.